[CRC - EVANS LOGO]             CRC HOLDINGS CORP.
                                  P.O. BOX 3227
                             HOUSTON, TX 77253-3227
                                  (281)999-8920


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Attn: Mr. H. Roger Schwall


RE: CRC Holdings Corp. (the "Company"), Registration Statement (No. 333-68455) on Form S-1 (the "Registration Statement")


Dear Mr. Schwall:

      On behalf of the Company, pursuant to Rule 477 under the Securities Act, I hereby request that the Registration Statement be withdrawn from consideration by the SEC. The Company has decided to request that its registration statement be withdrawn because its shareholders have agreed to enter into an agreement by which the Company will be sold privately.

      Thank you very much for your time on this filing. If you have any questions or comments on this matter, or if I can be of further assistance, please feel free to call me at (281) 405-2720.



                                    Sincerely yours,


                                    /s/ WYN NORRIS, JR.
                                        Wyn Norris, Jr.



cc:   Gil J. Van Lunsen
      Karen C. Wehner